Exhibit 99.30

American Rebel Holdings, Inc. (NASDAQ: AREB) Reports Triple-Digit Reorders and Accelerated Sell-Through for American Rebel Light Beer at Authorized and Active Total Wine & More Locations

Patriotic Consumer Demand Drives Aggressive Restocking, Validating Brand’s Market Fit and Growth as ‘America’s Fastest Growing Beer’

Nashville, TN, Aug. 05, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), is pleased to report continued retail success for American Rebel Light Beer (“Rebel Light”), with strong consumer demand driving aggressive restocking across the authorized and activated Total Wine & More locations spanning seven states including Florida, Tennessee, North Carolina, Kentucky, Connecticut, Indiana, and Kansas. Rebel Light’s patriotic identity and crisp, refreshing profile are translating into rapid sell-through and sustained reorder momentum, reinforcing its market fit and growth as America’s fastest growing beer.

The performance of American Rebel Light Beer at Total Wine & More reflects strong consumer demand and retail execution, with standout results in Indiana, North Carolina, and Tennessee. Notably, stores in Avon, IN and Brentwood, TN led the chain in volume. Of the active authorized accounts, 94.12% placed a restocking order, underscoring the brand’s growing resonance with customers. One account, which showed minimal engagement and was likely a one-off or test placement, has since been eliminated from the active rollout group, restoring the reorder rate to 100% across participating stores. American Rebel Light Beer, America’s Patriotic Beer, is initially scheduled to be placed into 62 Total Wine & More ( www.totalwine.com ) locations and the rollout is still underway.

“The numbers and rebuys at Total Wine & More are fantastic and some of the best we’ve seen. Great signs for the future.” Said Todd Porter President of American Rebel Beverages “We’re seeing real consumer pull-through and retail enthusiasm, especially in key markets like Indiana, North Carolina, and Tennessee. This kind of velocity not only validates our brand positioning—it sets the stage for broader expansion and long-term growth. Rebel Light is not just focused on taking shelf space—we are focused on taking market share. We earn our place with real velocity, eye-level visibility, and a brand that refuses to blend in. We are exceeding distribution expectations and that confirms what we’ve believed since day one: American Rebel Light Beer doesn’t just resonate—it sells. And trust me, we’re just getting started.”

Total Wine & More ( www.totalwine.com ) is recognized as a premier national retaile r, boasting over 250 locations across the United States. The company plays a pivotal role in the alcohol industry, generating billions in annual sales and serving as a top destination for beer, wine, and spirits enthusiasts. With beer accounting for approximately 42% of supplier gross revenues in the U.S. alcohol market, Total Wine remains a critical player in domestic light beer sales.

May 2025 Total Wine & More Rollout: Early Success, Accelerated Reorders for American Rebel Light Beer

Authorized Total Wine & More stores that received their initial stocking orders in May 2025 demonstrated immediate and sustained traction:

●	Average restocking orders in June were 105% of the initial May 2025 order.

●	Top 5 accounts reordered at 245% of their initial May 2025 volume in June 2025.

●	By July 2025:

○ All May 2025 accounts averaged a 146% increase over their initial order.

○ Top 5 accounts surged to 299%, nearly tripling their original inventory.

●	Cumulative reorders reached 251% across all May 2025 accounts.

●	Top 5 accounts posted a 509% cumulative reorder rate, underscoring the exceptional consumer pull-through.

June 2025 Total Wine & More Rollout: Sustained Momentum for American Rebel Light Beer

The June 2025 rollout continued the trend, with another wave of Total Wine & More stores delivering strong performance:

●	Average restocking orders in July 2025 were 153% of the initial June order.

●	Top 3 accounts reordered at 224% of their initial June 2025 volume.

●	Cumulative reorders reached 330% across all June 2025 accounts.

●	Top 3 accounts posted a 324% cumulative reorder rate, nearly tripling their original inventory.

This is more than retail success—it’s a loud signal of accelerating consumer demand. Shoppers are discovering American Rebel Light Beer through in-store samplings, trying it once—and coming back for it again and again. Repeat purchase behavior is fueling multiple reorders across the key Total Wine & More markets, validating product-market fit and patriotic brand loyalty in real time.

American Rebel Light Beer isn’t playing by the usual rules—it’s rewriting them. We are not a legacy brand that needs to retrofit it’s product offering for the modern consumer, American Rebel Light Beer is already there. Our beer delivers what others can’t: bold patriotic branding fused with an authentic “better-for-you” premium light lager experience. Made with all-natural ingredients, no corn, no rice, no artificial sweeteners, it hits the clean-label standard the moment it hits the shelf. As other CPG giants rush to release new SKUs chasing health-conscious drinkers, we’re already answering that call— loud, proud, and ready to scale.

“We didn’t hope American Rebel Light Beer would win—we launched it to dominate,” said Andy Ross, CEO of American Rebel Holdings. “We’re not riding trends. We’re leading a red-blooded revolution in American Beer Industry. Our mission is clear: become the #1 Domestic Light Beer in America —period. And patriotic consumers aren’t just behind us—they’re demanding us. This is America’s Patriotic Beer: God-fearing, Constitution-loving, National Anthem-singing, Stand-Your-Ground boldness in every single can. We didn’t launch a product—we ignited a cultural firestorm. Our momentum is being fueled by real Americans who believe in real values—and that’s exactly why we’re surging straight out of the gate.”

We believe American Rebel’s value proposition extends well beyond shelf space:

●	Patriotic Branding with National Resonance: Connecting emotionally with a large base of proud, God-fearing, Constitution-loving, Patriotic beer drinkers who want their values reflected in what they consume. We proudly say it on every can.

●	Clean Ingredients: Our domestic premium American Rebel Light lager offers a crisp and natural profile at roughly 100 calories and 3.2 carbs per 12 oz pour—appealing to active lifestyle consumers looking for a cleaner alternative.

●	Accelerating Distribution Network: Our growth with respected independent retailers and premium chain partners gives us increasing visibility and momentum across diverse markets.

●	Cultural Relevance in High-Impact Channels: From motorsports and music festivals to televised ad campaigns and grassroots events, we meet our target demographic where they gather—and invite them to “Rebel Up.”

American Rebel Light Beer won’t be all things to all people, and that’s by design. But in an industry saturated with sameness, we’re offering something bold, clear, and timely—and we believe that’s the kind of differentiated message that will win in today’s market. Rebel Up America!

American Rebel Light Beer – Making Beer Healthy Again – and Better for You

With approximately 100 calories, 3.2 carbohydrates, and 4.3% ABV per 12 oz serving, American Rebel Light Beer - America’s Patriotic, God Fearing, Constitution Loving, National Anthem Signing, Stand Your Ground Beer - delivers a clean, all-natural domestic lager brewed without corn, rice, or added sweeteners. It’s a better-for-you option that doesn’t compromise on taste or identity.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel Holdings, Inc. is a patriotic lifestyle brand rooted in American values. Through its beverage division, the Company delivers bold, refreshing products that resonate with freedom-loving consumers nationwide.

American Rebel began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the introduction of American Rebel Light Beer, the company is now making waves in the beverage space.

Learn more at www.americanrebel.com

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

About American Rebel Light Beer

American Rebel Light is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion.

Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia and now Mississippi. For more information about the launch events and the availability of American Rebel Beer, please visit americanrebelbeer.com or follow us on social media platforms (@AmericanRebelBeer).

American Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Inquiries

Matt Sheldon

Matt@Precisionpr.co

917-280-7329

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations and General Inquiries

ir@americanrebel.com

info@americanrebel.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include actual success and performance of Rebel Light at Total Wine & More locations, actual restocking percentages, the number of active authorized Total Wine & More locations selling Rebel Light, continued sales and reorder rates, continued rollout of Rebel Light in additional Total Wine & More locations, the ability of Rebel Light to take market share, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2025.